Exhibit 99.2
CODE OF BUSINESS CONDUCT AND ETHICS*
Table of Contents

1	Spirit of Wipro
2	Chairman’s Message
3	Policy on Business Relationships
4	Conflict of Interest Policy
5	Controllership Policy
6	Policy on Insider Trading
7	Policy on Fraudulent and Unfair Trade Practices in the Securities Market
8	Policy on Intellectual Property
9	Policy on Competition
10	Foreign Corrupt Practices Act
11	Electronic Resources Usage Policy
12	Privacy and Confidentiality Policy
13	Wipro Equal Employment Opportunity Policy, Employment Policy and
Policy on Prohibition of Harassment & Discrimination
14	Media Policy
15	Advertisement Policy
16	Environment, Health and Safety Policy
17	Policy on Separation
18	Maintaining And Managing Records
19	Export Controls
20	Records On Legal Hold
21	Confidential Information
22	Selecting Suppliers
23	Lobbying
24	Government Contracts
25	Elimination of child labour
26	Anti-boycott
27	Freedom of association
28	Abolition of forced labour.
29	General
30	Procedure for reporting Concerns
     1. SPIRIT OF WIPRO
     The Spirit of Wipro* represents core values of Wipro. The three Values encapsulated in the Spirit of Wipro are:
     Intensity to Win
•	Make customers successful

•	Team, Innovate and Excel
     Act with Sensitivity
•	Respect for the individual

•	Thoughtful and Responsible

*	The COBCE was originally approved and made effective in 2002
     This version was reviewed, approved on and effective from February 19, 2007 by Vice President-Legal & General Counsel, Wipro Ltd.

     Unyielding Integrity
•	Delivering on Commitments

•	Honesty and Fairness in action

*	For more details read our booklet ‘Spirit of Wipro‘
     2. CHAIRMAN’S MESSAGE
     Values encapsulated in the Spirit of Wipro form the essence of Wipro. They guide us through difficult situations, controversies and moral dilemmas by defining parameters for right and wrong actions. They are the touchstone of our morality and our way of life. As employees of Wipro, you are the manifestation of our Values. By joining us, you have also joined a movement, a way of life and we are honoured to have you with us as partners and custodians of our value system. One of the Values we cherish is Integrity. Very simply it means that we deliver what we commit. Honesty and fairness in action in whatever we do.
     We believe that all of you have the maturity and integrity to take a call when faced with major choices and dilemmas. To make your job easier we have tried to define some guidelines in critical areas like conflict of interest, confidentiality, intellectual property, insider trading, sexual harassment etc. Some examples are also given for clarification.
     This handbook attempts to serve two purposes. Firstly to guide you through the tough choices you may be faced with, in the daily execution of your role. And secondly to help create confidence in the mind of our customers, investors, suppliers and the society at large with respect to our dependability and sincerity.
– Azim Premji
     3. POLICY ON BUSINESS RELATIONSHIPS
     Wipro will only obtain and conduct business legally and ethically. The quality of our products and the efficiency of our services at the most competitive prices is our greatest tool in marketing our business. Profits do not justify unfair / unethical business tactics. No contribution is permitted without the prior approval of the management of Wipro, any fund or other assets belonging to Wipro for political purposes in any territory or country. We should uphold the highest standards of integrity in all third party dealings.
     We should ensure that third parties do not violate Wipro’s policies and should never give, offer, or authorize the offer, directly or indirectly (proxy bribing) , of anything of value (such as money, goods or service) to any third party including government official to obtain any improper advantage. A contribution or entertainment should never be offered under circumstances that might create the appearance of an impropriety. Some very modest gifts, with a value not exceeding USD 50 or equivalent currency, appropriate to give in the normal course of business practice may be acceptable if they meet the following criteria;
•	They are consistent with accepted business practices.

•	They do not violate applicable law.

•	They cannot be reasonably construed as payment or consideration for influencing or rewarding a particular decision or action.

•	Their public disclosure would not embarrass Wipro.
     Please read the Gifts and Entertainment Policy for more details which is available in TEDWEB/Myspace.
     4. CONFLICT OF INTEREST POLICY
     The term “conflict of interest” pertains to situations in which financial or personal considerations may compromise, or have the appearance of compromising our judgment of professional activities. A conflict of interest exists where the interests or benefits of one person or entity conflict with the interests or benefits of Wipro.
     In consideration of your employment with Wipro, you are expected to devote your full attention to the business interests of Wipro. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to Wipro or is otherwise in conflict with or prejudicial to the interests of Wipro. For e.g., It is a conflict of interest to serve as a director of any company that competes with Wipro. Although you may serve as a director of a

Wipro supplier, customer, developer, or other business partner, our policy requires that you first obtain approval from Wipro’s Corporate Legal Department before accepting a directorship. As a general rule, you should avoid conducting Wipro’s business with a relative or significant other, or with a business which a relative or significant other is associated in any significant role. If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to Wipro’s Chief Financial Officer. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business. (For the definition of a relative / significant other please refer Integrity Manual)
     Wipro discourages the employment of relatives in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship).
     Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to disciplinary action, up to and including termination of services.
     The outside publication of books, articles or manuscripts which relate in any way to Wipro’s business does not require any action if the material is first submitted and approved by the concerned supervisor and the relevant Business Unit Head and provided that in all these communications there is a legend attached to state the following ‘The views expressed in this article/presentation are that of mine and Wipro does not subscribe to the substance, veracity or truthfulness of the said opinion’
     Wipro may, after considering the facts and circumstances of each case, permit certain employees to work for certain Non- Governmental Organizations, Clubs and Charitable Institutions. The employee should ensure that his services do not in any manner affect Wipro’s interest. The employee shall not accept remuneration for any service rendered by him except reimbursement of expenses that has been incurred by him for having provided the service (travel expenses, lodging, boarding, etc).
     If a proposed transaction or situation raises any questions or doubts in your mind you should consult the Legal Department or Human Resources Department.
     5. CONTROLLERSHIP POLICY
     We all have a responsibility to protect the assets of Wipro, ensure optimal utilization of assets and to report and record all transactions. We should protect Wipro’s assets from loss, damage, misuse or theft and assets may only be used for business purposes and other purposes specifically approved by management and must never be used for illegal purposes. Employees who have access to proprietary and confidential information must take every precaution to keep it confidential. Every employee should protect the reputation of Wipro, its employees and its products. Employees should never make any false or artificial entries in any records.
     6. POLICY AGAINST INSIDER TRADING
     Insider trading is prohibited by both law as well as by Wipro policy. Insider Trading generally involves the act of subscribing or buying or selling of Wipro’s Securities, when in the possession of any Unpublished Price Sensitive Information about Wipro. It also involves disclosing any Unpublished Price Sensitive Information about Wipro to others who could subscribe or buy or sell Wipro’s Securities. Insider Trading invokes severe civil and criminal penalties not only on the Insider but also on Wipro in certain circumstances under Federal Securities Statutes of the United States of America as well as the Regulations issued in India under the Securities and Exchange Board of India (SEBI) Act, 1992. “Price sensitive information” is information which relates directly or indirectly to a Company and which if published is likely to materially affect the price of Securities of a Company. It is important to note that both positive and negative information could be price sensitive. Employees are encouraged to follow the Insider Trading Code at all times. Punishment for violation can include wage freeze, termination of services and even commencement of appropriate criminal and civil legal proceedings against such an employee.
     7. POLICY ON FRAUDULENT AND UNFAIR TRADE PRACTICES IN THE
     SECURITIES MARKET
     Wipro’s securities are listed on all the major Stock Exchanges in India and its American Depository Receipts are listed on the NYSE. Wipro is committed to comply with securities laws in all jurisdictions in which Wipro’s securities are listed. Wipro prohibits fraudulent and unfair trade practices in the securities market, with regard to the securities of Wipro or of any company Wipro has business dealings with. This policy shall apply to directors and employees of Wipro.

     8. INTELLECTUAL PROPERTY POLICY
     We have an utmost obligation to ourselves to identify and protect the intellectual properties, trade secrets and other confidential information owned by Wipro and it’s customers or associates because it is critical to our success. By Intellectual Property Rights (“IPR”) we mean generally patented or potentially patentable inventions, trademarks, service marks, trade names, copyrightable subject matter, and trade secrets.
     We have an obligation to protect Wipro’s IPR and Customer’s IPR at all times. Always consult the Legal Department whenever an IPR issue is involved and you are not clear on the course of action to be taken.
     9. POLICY ON FREE AND FAIR COMPETITION/ANTITRUST AND INDUSTRIAL ESPIONAGE
     Wipro shall compete only in an ethical and legitimate manner and prohibits all actions that are anti-competitive or otherwise contrary to laws that govern competitive practices in the marketplace. As Wipro’s business interests are spread across the world, Wipro may be subject to competition laws of various jurisdictions and all employees shall comply with the same. Most countries have well-developed bodies of law designed to encourage and protect free and fair competition. Wipro is committed to obeying these laws both in the letter and spirit. The consequences of not doing so can be severe for all of us. These laws often regulate Wipro’s relationships with its distributors, resellers, dealers, and customers.
     Competition laws generally address the following areas: pricing practices (including price discrimination), discounting, terms of sale, credit terms, promotional allowances, secret rebates, exclusive dealerships or distributorships, product bundling, restrictions on carrying competing products, termination, and many other practices. Competition laws also govern, usually quite strictly, relationships between Wipro and its competitors. As a general rule, contacts with competitors should be limited and should always avoid subjects such as prices or other terms and conditions of sale, customers, and suppliers.
     Employees, agents or contractors of Wipro shall not make any false or misleading statements regarding its competitors or the products of its competitors, customers or suppliers. Wipro shall not enter into agreements, discussions with competitors about any matter relating to competition between Wipro and its competitor, such as sales prices, marketing strategies, market shares and allocation of market, territories, supply and sources or customers or enter into agreements with the competitors that affect prices they charge may constitute illegal price–fixing which is prohibited under the competition laws. Wipro shall not enter into any agreements that are in restraint of trade, prices, quality of products or services or in any manner monopolize any part of trade or commerce by controlling the supply of a product or service with the intention to control its price or to exclude competitors from the market. However, participating with competitors in a trade association or in a standards creation body is acceptable when the association has been properly established, has a legitimate purpose, and has limited its activities to that purpose.
     Employees should not conduct themselves in such manner that it is perceived as industrial espionage or commercial bribery. Also, employees should ensure that distributors or agents selling Wipro’s products entering into any accepted practices, like bundling of products, discounts on the market price, free gifts etc., shall do so only with the express permission of Wipro. Employees should not initiate or encourage boycotts of specific products or services or arbitrary refusal of dealing with designated customers or suppliers or bids or the intent to bid or even discuss or exchange information on these subjects.
     Further, employees should not be encouraged to disclose confidential information that is associated with his previous employment. Always consult the Legal Department in case of doubt
     In some cases, legitimate joint ventures with competitors may permit exceptions to these rules for example, bona fide purchases from or sales to competitors on non-competitive products but Wipro’s Legal Department must review all such proposed ventures in advance. These prohibitions are absolute and strict observance is required. Collusion among competitors is illegal, and the consequences of a violation are severe. Although the spirit of these laws, known as “antitrust,” “competition,” or “consumer protection” or unfair competition laws, is straightforward, their application to particular situations can be quite complex.
     The purpose of this policy is to maintain the Wipro’s reputation as a lawful competitor and to help ensure the integrity of the competitive marketplace. The Wipro expects its competitors to respect our rights to compete lawfully in the marketplace, and we must respect their rights equally. Wipro employees, agents and contractors may not steal or unlawfully use the information, material, products, intellectual property, or proprietary or confidential information of anyone including suppliers, customers, business partners or competitors.
     To ensure that Wipro complies fully with these laws, each of us should have a basic knowledge of them and should involve our Legal Department early on when questionable situations arise.

     10. FOREIGN CORRUPT PRACTICES ACT (“FCPA”) COMPLIANCE POLICY
     i) BACKGROUND AND TO WHOM IT IS APPLICABLE
     The anti-bribery provisions of the FCPA make it unlawful for a U.S. person, to make a corrupt payment to a foreign official for the purpose of obtaining or retaining business for or with, or directing business to, any person. Since 1998, they also apply to foreign firms and persons who take any act in furtherance of such a corrupt payment within the territory of the United States.
     The FCPA applies to any individual, firm, officer, director, employee or agent of a firm and any stockholder acting on behalf of a Company.
     Under the FCPA, the US jurisdiction over corrupt payments to foreign officials depends upon whether the violator is an Ïssuer” or “domestic concern”or a foreign national or business.
     “Issuer” is a corporation that has issued securities registered in the US or who is required to file reports with the Securities and Exchange Commission (such as Wipro).
     “Domestic concern” is any individual who is a citizen, national or resident of the United States or any corporation, partnership, association, joint-stock company, business trust, unincorporated organization, or sole proprietorship with its principal place of business in the United States.
     ii) WHAT IS PROHIBITED; CRITERIA APPLICABLE
     FCPA prohibits paying, offering, promising to pay (or authorizing to pay) money or anything of value to foreign officials, political parties, political officials or any candidate for foreign political office with the intent of:
(i)	influencing any act or decision;

(ii)	inducing the official to do or omit to do any act in violation of his or her lawful duty;

(iii)	obtain any improper advantage; or

(iv)	to induce an official to use his or her influence improperly to affect or influence any act or decision.
A foreign official is any officer or employee of a foreign government, a public international organization, any department or agency thereof or any person acting in an official capacity.
Any payments made in order to assist the firm in obtaining or retaining business or directing business to any other person will fall afoul of this law.
It is to be noted that:
(i)	the terms dealing with obtaining or retaining business are interpreted broadly by the Department of Justice;

(ii)	the business to be obtained or retained does not need to be with a foreign government or foreign government body; and

(iii)	an offer or promise to make a corrupt payment can constitute a violation of this statute; the focus is on intent or purpose of the offer or payment rather than what actually happens after that.
     iii) THIRD PARTY PAYMENTS
     FCPA prohibits corrupt payments through agencies or intermediaries. It is important for the Company to follow the usual business due diligence procedure while selecting agents or intermediaries to represent the Company.
     iv) EXCEPTION
     There are exceptions to the above for “facilitating payments” to expedite a routine administrative action to which a person is otherwise entitled. Wipro strongly discourages the same. Employees may not make any facilitating payments. However, it is important for employees to understand the difference between a bribe and a facilitating payment.

Bribe	Facilitating payment
Corruptly giving a thing of value in exchange for gaining advantage in favor of the giver or any other person (For example: any money, goods or services provided to a government official to obtain or retain an advantage in a contract).
Payment of money to expedite a routine governmental action to which the giver is otherwise entitled to (For example: Filing Fees which are due to a government under its laws for registration, permits, visas, licenses, phone service, utilities supply, police protection etc).
     v) SANCTIONS
     Penalties for violating the FCPA include;
a.	Criminal fines imposed on companies of upto $2 Million;

b.	Criminal fines imposed on individual officers, directors, agents or shareholders of upto $100,000 and imprisonment of upto 5 years (It is to be noted that there is a possibility that under the Alternative Fines Act, these fines may be actually quite higher — the actual fine may be up to twice the benefit that the defendant sought to obtain by making the corrupt payment). Any fines imposed on individuals may not be paid by their employer or principal);

c.	Civil penalties of upto $10,000 and additional fines imposed by courts if the action is due to a SEC enforcement action.
     Other than the penalties which may be imposed (as set forth above), there are several other liabilities that may be faced by a company violating the FCPA, including:
a.	Facing a private cause of action for treble damages under the Racketeer Influenced and Corrupt Organizations Act (RICO);

b.	Being barred from doing business with the Federal government. (An Indictment alone can lead to suspension of the right to do business with the government); and

c.	Other legal actions: e.g. federal prosecutions under state commercial bribery statutes, being ruled ineligible to receive export licenses, and being suspended or barred by the SEC.
     Further Information / Questions
     Any further information required on this statute is available on the Department of Justice’s website: http://www.usdoj.gov/criminal/fraud/fcpa/dojdocb.htm
     You are required to take the opinion of the Legal Department before taking any actions which may be reasonably considered to be in breach of this statute,
     11. ELECTRONIC RESOURCES USAGE POLICY
     Electronic resources form the backbone of Wipro and hence norms for their usage are very important. Employees should ensure that they use only licensed software and take regular back-ups of all important data. Uses that threaten the integrity of the system, the privacy of others, or that are otherwise illegal, are hence forbidden. Wipro reserves the right to access and monitor all messages and files on its system, including information regarding employee Internet use, as and when deemed necessary and appropriate. The electronic resources shall be used in an effective, ethical and lawful manner. Users who receive or notice obscene or inappropriate messages are needed to report the same immediately to their supervisor or Human Resources Department. The
     Information Management Group (IMG) assigned Wipro e-mail address should be used for official purposes only. Upon assignment to a client site, the concerned employee must write to mailadmin@wipro.com to dot-forward his/her wipro.com mail to the client provided e-mail address.
     12 . PRIVACY AND CONFIDENTIALITY POLICY
     One of the biggest concerns in the present information technology era is protection of confidential and personal information that is collected and disseminated. Wipro understands that protection of all confidential information is essential. We are committed to protecting business and personal information of a confidential nature obtained from clients, associates and employees. “Confidential information” includes all trade related information, trade secrets, confidential and privileged information, customer information, employee related information, strategies, administration, research in connection with Wipro and commercial, legal, scientific, technical data that are either provided to or made available to the employee by Wipro to facilitate his work or that the employee is able to know or has obtained access by virtue of his employment or position with Wipro.

     Employee should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The Legal Department can provide nondisclosure agreements to fit any particular situation.
     13. WIPRO’S EQUAL OPPORTUNITY, EMPLOYMENT POLICY AND
     POLICY PROHIBITING DISCRIMINATION AND HARASSMENT
     Wipro’s greatest asset is its employees. Wipro is committed to attracting, retaining, and developing the highest quality and most dedicated work force possible in today’s market. Wipro endeavors to offer equality of opportunity to all employees and not to engage in or support discrimination in hiring, compensation, access to training, promotion, termination or retirement based on ethnic and national origin, race, caste, religion, disability, sex or political orientation. Wipro strives to hire and promote people on the basis of their qualifications, performance, and abilities, and is determined to provide a work environment free of any form of illegal discrimination both direct and indirect, including sexual harassment. Further, Wipro is committed to maintaining a workplace where each employee’s privacy and personal dignity are respected and protected from offensive or threatening behavior including violence. Wipro is also committed to have a workplace that is free from illegal use of drugs and alcohol. Any employee with questions or concerns about any type of discrimination in the workplace is encouraged to bring the issue to the attention of his / her immediate supervisor or the head of the concerned business unit.
     14. MEDIA POLICY
     To facilitate the achievement of our vision, apart from achieving our business plans, it is necessary to communicate our achievements and plans in the most effective manner through the media to our investors, Customers, existing and potential, and to the community at large in which we operate. This policy is important not only from the context of evolving and maintaining an effective relationship with the media but also for legally safeguarding the information released to the media. In this context it is important that all statements to the media shall be true and fair, for which purpose each business unit and division shall have selected persons who are authorized to speak to media on identified subjects. Disclosure of forward looking statements should be combined with cautionary statements. One should ensure approval of customers, vendors etc if reference is made about such customers. Do not disclose non public information selectively to a particular group.
     15. ADVERTISEMENT POLICY
     Wipro acknowledges that advertising is an essential instrument for effective brand building and communicating with the consumers. In accordance with Wipro’s corporate philosophy it is necessary to ensure that all advertisements of Wipro’s products and services are done ethically and in a legitimate manner. Advertising must not misrepresent, or be likely to mislead the consumer, as to the character, quantity, composition or safety of the product advertised. Wipro requires every employee to protect all trademarks, brand names and other proprietary material of Wipro and of third parties. We should not disparage products or services of competitors and should avoid political or religious remarks in advertisements.
     16. ENVIRONMENT, HEALTH AND SAFETY POLICY
     We take environmental consciousness a step further at Wipro. We believe that all in Wipro are environment conscious and contribute to preserving nature (at a higher level) as well as danger-proofing our own respective work areas. All of us are responsible for conducting safe and environmentally sound operations. Fundamentally, this is in the interest of our own and other’s quality of life. Therefore, employees should consider the potential impact of the activities, products and services of Wipro on human health and the environment and take necessary measures, over and above legal requirements, to reduce such impact. E.g. paper consumption, food/ water/electricity wastage, littering in public or private places, smoking in common areas and protection of plant life.
     17. POLICY ON SEPARATION
     Employees will retire from the services of Wipro on completion of 58 years of age or in accordance with the law for the time being in force in the country of employment. In India, the retirement age is 60 years in case of a person engaged in the management category prior to January 1, 1967 or promoted to management category prior to June 1, 1975. Employee will retire on the last day of the month in which he attains the age of retirement as above. Employees leaving Wipro other than on normal retirement are required to serve a notice to Wipro for the period specified in their employment contract or as applicable to their class. The Human Resource representative or any other manager, who is requested to do it, should conduct a structured exit interview in the week prior to employee’s final settlement. The finding at the interview is to be recorded and filed in the employee’s folder.
     18. MAINTAINING AND MANAGING RECORDS
     The purpose of this policy is to set forth and convey Wipro’s business and legal requirements in managing records, including all recorded information regardless of medium or characteristics. Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm or all other media. Wipro is required by the central, local, state, federal, foreign and other applicable laws, rules and regulations, to retain certain records and to follow specific guidelines in managing its records. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and Wipro, and failure to comply with such guidelines may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at Wipro’s sole discretion.
     19. RECORDS ON LEGAL HOLD
     A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. Wipro’s Legal Department determines and identifies what types of company records or documents are required to be placed under a legal hold. Every Wipro employee, agent and contractor must comply with this policy. Failure to comply with this policy may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at Wipro’s sole discretion. Wipro’s Legal Department will notify you if a legal hold is placed on records for which you are responsible. If you have any questions about this policy you should contact Wipro’s Legal Department.
     20. EXPORT CONTROLS
     A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to exports from the United States and to exports of products from other countries, when those products contain U.S.-origin components or technology. Software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for Wipro products or whether a proposed technical presentation to foreign nationals may require a U.S. Government license.
     21. CONFIDENTIAL INFORMATION
     i) Appropriate Nondisclosure Agreements. Confidential information may take many forms. An oral presentation about a company’s product development plans may contain protected trade secrets. A customer list or employee list may be a protected trade secret. A demo of an alpha version of a company’s new software may contain information protected by trade secret and copyright laws. You should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The Legal Department can provide nondisclosure agreements to fit any particular situation, and will coordinate appropriate execution of such agreements on behalf of Wipro. Even after a nondisclosure agreement is in place, you should accept only the information necessary to accomplish the purpose of receiving it, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive confidential information is offered and it is not necessary, for your immediate purposes, it should be refused.
     ii) Need-to-Know. Once a third party’s confidential information has been disclosed to Wipro, we have an obligation to abide by the terms of the relevant nondisclosure agreement and limit its use to the specific purpose for which it was disclosed and to disseminate it only to other Wipro employees with a need to know the information.
     iii) Notes and Reports. When reviewing the confidential information of a third party under a nondisclosure agreement, it is natural to take notes or prepare reports summarizing the results of the review and, based partly on those notes or reports, to draw conclusions about the suitability of a business relationship. Notes or reports, however, can include confidential information disclosed by the other party and so should be retained only long enough to complete the evaluation of the potential business relationship. Subsequently, they should be either destroyed or turned over to the Legal Department for safekeeping or destruction. They should be treated just as any other disclosure of confidential information is treated: marked as confidential and distributed only to those Wipro employees with a need to know.

     iv) Competitive Information. You should never attempt to obtain a competitor’s confidential information by improper means, and you should especially never contact a competitor regarding their confidential information. While Wipro may, and does, employ former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers. Wipro does not encourage any comparison to any or its competitors that are not substantiated, accurate and misleading. Certain countries prohibit comparative advertising. It is important to take extra care when dealing with Competitors. It is inevitable that you and competitors will from time to time, meet, talk and attend the same industry or association meetings. Many of these contacts are perfectly acceptable as long as established procedures are followed. Acceptable contacts include; sales to other companies in our industry and purchases from them; approved participation in joint bids; and attendance at business shows, standard organization and trade associations. In all contacts with competitors, do not discuss pricing policy, contract terms, costs, inventories, marketing and products plans, surveys and studies and other proprietary and confidential information. Discussion of these subjects or collaboration on them with competitors can be illegal. In summary, disassociate yourself and Wipro from participation in any possible illegal activity with competitors; confine communication to what is clearly legal and proper.
     22. SELECTING SUPPLIERS
     Wipro’s suppliers make significant contributions to our success. To create an environment where our suppliers have an incentive to work with Wipro, they must be confident that they will be treated lawfully and in an ethical manner. Wipro’s policy is to purchase supplies based on need, quality, service, price and terms and conditions. Suppliers should be selected based on merit, price quality and performance. Wipro’s policy is to select significant suppliers or enter into significant supplier agreements through a competitive bid process where possible. Under no circumstances should any Wipro employee, agent or contractor attempt to coerce suppliers in any way. The confidential information of a supplier is entitled to the same protection as that of any other third party and must not be received before an appropriate nondisclosure agreement has been signed.
     23. LOBBYING
     Employees, agents or contractors whose work requires lobbying communication with any member or employee of a legislative body or with any government official or employee in the formulation of legislation must have prior written approval of such activity from Wipro’s Chief Finance Officer. Activity covered by this policy includes meetings with legislators or members of their staffs or with senior executive branch officials. Preparation, research, and other background activities that are done in support of lobbying communication are also covered by this policy even if the communication ultimately is not made.
     24. GOVERNMENT CONTRACTS
     It is Wipro’s policy to comply fully with all applicable laws and regulations that apply to government contracting. It is also necessary to strictly adhere to all terms and conditions of any contract with central, local, state, federal, foreign or other applicable governments. Wipro’s Legal Department must review and approve all contracts with any government entity.
     25. ELIMINATION OF CHILD LABOUR.
     It is Wipro’s policy not to support child labour. Wipro is committed to implementing the provisions of the Child Labour (Prohibition and Regulation) Act, 1986. Wipro aware of social reality of the existence child labour exists and recognizes that this evil cannot be eradicated by simply setting up rules or inspections. Towards this end, Wipro is committed to work in a pro-active manner to eradicate child labour by actively contributing to the improvement of children’s social situation. To promote this, Wipro encourages its Suppliers also to work towards a no child-labour policy. As part of its efforts to eliminate the evil of child labour, Wipro encourages the employment of the parents of such children to secure the existence of the family and the education of the children.
     26. ANTI-BOYCOTT
     A foreign country or an entity associated with the country could make such a request to support a boycott in a bid invitation, purchase order or contract, letter of credit or orally in connection with a transaction or in a number of ways. If you hear of a boycott or receive a request to support a boycott or to provide information related to a boycott, you should contact your manager or the Legal Department of Wipro.
     27. FREEDOM OF ASSOCIATION.
     Wipro respects the right of its employees to form and join trade unions as guaranteed under the applicable legislations. It is Wipro’s expectation that its suppliers would also do the same.

     28. ABOLITION OF FORCED LABOUR.
     Wipro strictly prohibits forced or compulsory labour. Wipro is committed to ensuring that employees enter into employment and stay on in Wipro out of their own free will. Wipro also insists that its suppliers prohibit forced labour or other compulsory labour in any of their operations.
     29. GENERAL
     i) WAIVERS
     Any waiver of any provision of this Code of Business Conduct and Ethics for a member of Wipro’s Board of Directors or an executive officer must be approved in writing by Wipro’s Board of Directors and promptly disclosed. Any waiver of any provision of this Code of Business Conduct and Ethics with respect to any other employee, agent or contractor must be approved in writing by Wipro’s General Legal Counsel.
     ii) COMPLAINTS
     a. Anonymous Complaints
     This policy encourages an employee to put his/her name to any disclosures he/she makes. Any malpractice, impropriety, abuse and wrongdoing (hereinafter referred to as “Concern”) expressed anonymously are much less credible, but they may be considered for further action at the sole discretion of Wipro.
     b. Good Faith Complaints
     Every employee has a duty to read and understand the policies, raise queries and report any violation of policies. If an employee makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee. In raising the Concern the employee should exercise due care to ensure the accuracy of the information.
     iii) MAINTAINING CONFIDENTIALITY OF THE CONCERN
     The employee making the disclosure of Concern as well as any of the persons to whom the Concern has been disclosed or any of the persons who will be investigating or deciding on the investigation, shall not make public the Concern disclosed except with the prior written permission of the Audit Committee. However, this restriction shall not be applicable if any employee is called upon to disclose this issue by any judicial process and in accordance with the laws of land.
     iv) DISCIPLINARY ACTIONS
     Wipro will take appropriate disciplinary action against any employee, agent, contractor or consultant whose actions are found to violate these policies or any other policies of Wipro. Disciplinary actions may include immediate termination of employment or business relationship at Wipro’s sole discretion. Where Wipro has suffered a loss, it may pursue remedies available to it in law, against the individuals or entities responsible. Where laws have been violated, Wipro will cooperate fully with the appropriate authorities.
     v) RETALIATORY ACTS
     It is a violation of the policy to engage in retaliatory acts against any employee who reports an incident of alleged harassment including sexual harassment, or any employee who testifies, assists or participates in a proceeding, investigation or hearing relating to such allegation of harassment. Employees who believe they have been retaliated against because of testifying, assisting or participating in proceeding, investigation, or hearing relating to an allegation of harassment, should meet with and seek the advice of the Ombudsperson, whose responsibilities include handling retaliation. If an employee believes that he or she has been retaliated against in the form of an adverse personnel action for disclosing Concern under the policy he/she may file a written Concern to the Ombudsperson requesting an appropriate remedy.
     vi) ACCOUNTABILITY
     The Board of Directors (BOD) shall oversee Wipro’s adherence to ethical and legal standards. All employees including the finance people and the members of the BOD shall undertake to stop or prevent actions that could harm customers, the System or reputation of Wipro and to report such actions as soon as they occur.

     30. REPORTING PROCEDURE FOR A QUERY/CONCERN
     METHOD TO RAISE A QUERY/ CONCERN:
     Query/Concern to be disclosed through e-mail, telephone, fax or any other method.
     Contact details of Ombudspersons and members of the Prevention of Sexual Harassment Committee (“PSHC”) are detailed in Annexure A.
     For more details on the policies and the processes, please refer to the Integrity Manual and the Spirit of Wipro, as the Code of Business Conduct and Ethics is only a ready reckoner.
     DISCLAIMERS:
     THE CODE OF BUSINESS CONDUCT AND ETHICS IS INTENDED SOLELY AS A GUIDE. THE LANGUAGE USED IN THE HANDBOOK SHOULD NOT BE CONSTRUED AS CREATING A CONTRACT OF EMPLOYMENT BETWEEN WIPRO AND ANY OF ITS EMPLOYEES. WIPRO EXPRESSLY RETAINS THE RIGHT TO UNILATERALLY MODIFY OR AMEND THIS HANDBOOK, AT WIPRO’S SOLE DISCRETION, WITH OR WITHOUT NOTICE TO THE EMPLOYEES.
     DISCIPLINARY ACTION/TERMINATION:
     PROCEDURES FOR IMPLEMENTATION OF THE POLICIES SHOULD NOT BE CONSTRUED AS PREVENTING, LIMITING OR DELAYING WIPRO FROM TAKING ANY DISCIPLINARY ACTION, INCLUDING IMMEDIATE DISCHARGE, IN CIRCUMSTANCES WHERE WIPRO DEEMS SUCH ACTIONS APPROPRIATE.

ANNEXURE A
PREVENTION OF SEXUAL HARASSMENT COMMITTEE (PSHC) MEMBERS:

Corporate	Sandhya Ranjit	Sandhya.ranjit@wipro.com
Wipro Technologies	Jayashree Joglekar	Jayashree.joglekar@wipro.com
Wipro Technologies	Sunita Cherian	Sunita.cherian@wipro.com
Wipro Technologies	Abhijat Mitra	Abhijat.mitra@wipro.com
Wipro Technologies (US)	Christine Curtis	Christine.curtis@wipro.com
Wipro Technologies (Europe)	Rozy Contractor	Rozy.contractor@wipro.com
Wipro BPO	Padmini Misra	Padmini.misra@wipro.com
Wipro Infotech	Varsha Anand	Varsha.anand@wipro.com
Wipro Infrastuture Engineering	Simi Choudhury	Simi.choudhury@wipro.com
External Member	Tasqeen Machivala	tasqeenm@hotmail.com
     OMBUDS TEAM:

Corporate	Ishwar B Hemrajani	ishwar.hemrajani@wipro.com
BFSI, ES, Horizontals	S Mohan Rao	mohan.srao@wipro.com
PE/Telecom Solutions	Syed Mansoor Ahmad	mansoor.ahmad@wipro.com
Americas Geography	Timothy Matlack	timothy.matlack@wipro.com
Wipro BPO	Charan Bhalla	Charan.Bhalla@wipro.com
Wipro Infotech	Preya Kamat Pal	preya.pal@wipro.com
Wipro Consumer Care & Lighting	Kumar Chander	kumar.chander@wipro.com
WIN	Sunil Rajagopalan	sunil.rajagopalan@wipro.com